SembCorp Industries

02060574

Rule 12g3-2(b) File No. 825109

25 Novemeber 2002

02 DEC 11 AM 9:55

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlw 12/18

SEMBCORP INDUSTRIES LTD

Notice Of Changes In Director's Deemed Interests in Related Company

Name of director:	Goh Geok Ling
Date of notice to company:	20/11/2002
Date of change of interest:	01/11/2002
Name of registered holder:	Mrs Goh Geok Ling
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Being loyalty shares granted by Singapore Telecommunications Ltd

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	50
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0
No. of shares held before the transaction:	1,490
% of issued share capital:	0
No. of shares held after the transaction:	1,540
% of issued share capital:	0

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,490	31,740
% of issued share capital:	0	0
No. of shares held after the transaction:	1,540	31,740
% of issued share capital:	0	0
Total shares:	1,540	31,740

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 20/11/2002 to the SGX

SEMBCORP INDUSTRIES LTD

Notice Of Changes In Director's Interests In Related Company

Name of director:	Goh Geok Ling
Date of notice to company:	20/11/2002
Date of change of interest:	01/11/2002
Name of registered holder:	Goh Geok Ling
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Being loyalty shares granted by Singapore Telecommunications Ltd

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	50
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0
No. of shares held before the transaction:	31,690
% of issued share capital:	0
No. of shares held after the transaction:	31,740
% of issued share capital:	0

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,490	31,690
% of issued share capital:	0	0
No. of shares held after the transaction:	1,490	31,740
% of issued share capital:	0	0
Total shares:	1,490	31,740

The 1,490 shares in Singapore Telecommunications Ltd was held by Mrs Goh Geok Ling

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 20/11/2002 to the SGX